UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                 ImmunoGen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45253H101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------

                                  July 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             / /     Rule 13d-1(b)
             /X/     Rule 13d-1(c)
             / /     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 45253H101            SCHEDULE 13G                                   -2-


--------- ----------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Shire BioChem Inc.
--------- ----------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                        (a) / /
                                                                    (b) / /

--------- ----------------------------------------------------------------------
   3.     SEC Use Only


--------- ----------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          Canada
--------- ----------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           ------ ----------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                4,096,098
                           ------ ----------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           ------ ----------------------------------------------
                            8.    Shared Dispositive Power

                                  4,096,098
-------------------------- ------ ----------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,096,098
--------- ----------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                               / /


--------- ----------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          9.26%
--------- ----------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

CUSIP 45253H101            SCHEDULE 13G                                   -3-



--------- ----------------------------------------------------------------------
   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Shire Pharmaceuticals Group Plc
--------- ----------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                          (a) / /
                                                                      (b) / /

--------- ----------------------------------------------------------------------
   3.     SEC Use Only


--------- ----------------------------------------------------------------------
   4.     Citizenship or Place of Organization

          England and Wales
--------- ----------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           ------ ----------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                4,096,098
                           ------ ----------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           ------ ----------------------------------------------
                            8.    Shared Dispositive Power

                                  4,096,098
-------------------------- ------ ----------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,096,098
--------- ----------------------------------------------------------------------
  10.     Check box if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions)                             / /


--------- ----------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)

          9.26%
--------- ----------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)

          CO

CUSIP 45253H101            SCHEDULE 13G                                   -4-



Item 1(a). Name of Issuer:
          ImmunoGen, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

          128 Sidney Street, Cambridge, MA 02139

Item 2(a). Name of Person Filing:

          This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

         (i)      Shire BioChem Inc.
         (ii)     Shire Pharmaceuticals Group Plc

Item 2(b). Address of Principal Business Office:

         (i)      Shire BioChem Inc.
                  275 Armand-Frappier Blvd.
                  Laval, Quebec
                  Canada H7V 4A7

         (ii)     Shire Pharmaceuticals Group Plc
                  Hampshire International Business Park
                  Chineham, Basingstoke
                  RG24 8EP
                  United Kingdom

Item 2(c). Citizenship:

         (i)      Shire BioChem is a Canadian corporation.
         (ii) Shire Pharmaceuticals Group Plc is a public limited company organized under the laws of England and Wales.


Item 2(d). Title of Class of Securities:

         Common Stock, $.01 par value (the "Shares")

Item 2(e). CUSIP Number:

         45253H101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         This Item 3 is not applicable

CUSIP 45253H101            SCHEDULE 13G                                   -5-


Item 4. Ownership:

        Shire BioChem Inc.

        (a)      Amount beneficially owned:                            4,096,098

        (b)      Percent of class:                                         9.26%

        (c)      Number of shares as to which such person has:
                 (i)        sole power to vote or to direct
                            the vote:                                          0
                 (ii)       shared power to vote or to direct
                            the vote:                                  4,096,098
                 (iii)      sole power to dispose or to direct
                            the disposition of:                                0
                 (iv)       shared power to dispose or to direct
                            the disposition of:                        4,096,098


        Shire Pharmaceuticals Group Plc

        (a)      Amount beneficially owned:                         4,096,098(1)

        (b)      Percent of class:                                         9.26%

        (c)      Number of shares as to which such person has:
                 (i)        sole power to vote or to direct
                            the vote:                                          0
                 (ii)       shared power to vote or to direct
                            the vote:                                  4,096,098
                 (iii)      sole power to dispose or to direct
                            the disposition of:                                0
                 (iv)       shared power to dispose or to direct
                            the disposition of:                        4,096,098

     ---------

     (1): All of the Shares are held by Shire BioChem Inc., a wholly owned subsidiary of Shire Pharmaceuticals Group Plc.


Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

         Not Applicable

CUSIP 45253H101            SCHEDULE 13G                                   -6-



Item 9. Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2002
                            SHIRE BIOCHEM INC.


                            By:      Angus Russell
                                     -------------------------------------------
                                     Name: Angus Russell
                                     Title: Director


Dated: August 7, 2002
                            SHIRE PHARMACEUTICALS GROUP PLC


                            By:      Angus Russell
                                     -------------------------------------------
                                     Name: Angus Russell
                                     Title: Group Finance Director

CUSIP 45253H101            SCHEDULE 13G                                   -7-


                                  EXHIBIT INDEX

                                                                       Page No.

A. Joint Filing Agreement dated August 7, 2002 by and among Shire BioChem Inc. and Shire Pharmaceuticals Group
   Plc.................................................................... 8

CUSIP 45253H101            SCHEDULE 13G                                   -8-


                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of ImmunoGen, Inc. dated as of August , 2002 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.



Dated: August 7, 2002
                              SHIRE BIOCHEM INC.


                              By:      Angus Russell
                                       -----------------------------------------
                                       Name: Angus Russell
                                       Title: Director


Dated: August 7, 2002
                              SHIRE PHARMACEUTICALS GROUP PLC


                              By:      Angus Russell
                                       -----------------------------------------
                                       Name: Angus Russell
                                       Title: Group Finance Director